

02003273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEI INVESTMENTS DISTRIBUTION COMPANY

CONFIDENTIAL
OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks	Pennsylvania	19456
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Silvestri (610) 676-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name - *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert M. Silvestri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEI INVESTMENTS DISTRIBUTION COMPANY, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Robert M. Silvestri

Chief Financial Officer and Treasurer
Title

Notary Public

Notarial Seal
Kristen S. Nolan, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires Oct. 24, 2005
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Report of independent public accountants

To SEI Investments Distribution Company:

We have audited the accompanying consolidated statement of financial condition of SEI Investments Distribution Company (a Pennsylvania corporation and wholly owned subsidiary of SEI Investments Company) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEI Investments Distribution Company and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
January 31, 2002

SEI Investments Distribution Company and Subsidiaries

Consolidated statement of financial condition
As of December 31, 2001

(in thousands except share data)

Assets:		
Cash and cash equivalents	$	413
Cash segregated in compliance with federal and other regulations		10,000
Receivables from customers, net of allowance for doubtful accounts of $350		2,105
Receivables from broker-dealers		559
Receivables from non-customers		2,457
Dividends and interest receivable		22
Securities owned–		
Marketable, at market value		5,044
Fixed assets, at cost, net of accumulated depreciation and amortization of $445		226
Receivable from parent		30,917
Deferred state income taxes		164
Other assets		699
	$	52,606
Liabilities and shareholder's equity:		
Payable to customers	$	8,445
Total liabilities		8,445
Commitments and contingent liabilities		
Shareholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Capital in excess of par value		5,309
Retained earnings		38,577
Cumulative translation adjustment		274
Total shareholder's equity		44,161
	$	52,606

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Company and Subsidiaries

Consolidated statement of operations
For the year ended December 31, 2001

(in thousands)

Revenues:	
Brokerage commissions	$ 68,348
Distribution fees	49,209
Repurchase agreement program fees	4,686
Interest	557
	122,800
Expenses:	
Research costs	32,438
Employee compensation and benefits	21,961
Clearing commissions	8,841
Royalty fees	9,754
Sales promotion and travel	9,182
Occupancy and supplies	2,044
Consulting and professional fees	2,806
Depreciation and amortization	1,526
Other expenses	962
	89,514
Income before income taxes	33,286
Income taxes	14,949
Net income	$ 18,337

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Company and Subsidiaries

Consolidated statement of shareholder's equity
For the year ended December 31, 2001

(in thousands except share data)

	Common stock		Capital in excess of	Retained	Cumulative translation	
	Shares	Amount	par value	earnings	adjustments	Total
Balance, December 31, 2000	1,000	$ 1	$ 5,309	$ 20,240	$ 129	$ 25,679
Comprehensive income:						
Net income	—	—	—	18,337	—	18,337
Cumulative translation adjustment	—	—	—	—	145	145
Total comprehensive income	—	—	—	18,337	145	18,482
Balance, December 31, 2001	1,000	$ 1	$ 5,309	$ 38,577	$ 274	$ 44,161

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Company and Subsidiaries

Consolidated statement of cash flows
For the year ended December 31, 2001

(in thousands)

Cash flows from operating activities:		
Net income	$	18,337
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		1,526
Provision for deferred taxes–		4,917
(Increase) decrease in operating assets:		
Cash segregated in compliance with federal and other regulations		1,893
Receivables from customers, net		(1,123)
Receivables from broker-dealers		1,004
Receivables from non-customers		951
Securities owned, net		763
Interest receivable		42
Receivable from parent		(26,207)
Other assets		912
Increase (decrease) in operating liabilities:		
Payable to broker-dealers		(137)
Payable to customers		(2,909)
Total adjustments		(18,368)
Net cash used in operating activities		(31)
Cash flows from investing activities:		
Purchases of fixed assets, net		(88)
Net cash used in investing activities		(88)
Net cash used in financing activities		—
Impact of foreign currency translation on cash		145
Net increase in cash and cash equivalents		26
Cash and cash equivalents, beginning of year		387
Cash and cash equivalents, end of year	$	413

The accompanying notes are an integral part of these financial statements.

SEI Investments Distribution Company and Subsidiaries

Notes to consolidated financial statements
As of December 31, 2001

1. Organization and nature of business:

SEI Investments Distribution Company (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI). SIDCO serves as an introducing broker registered with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (NASD), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs) and acts as an intermediary between institutional clients and dealers in government securities in effecting, rolling over, and redeeming repurchase agreement transactions.

On December 30, 1999, SIDCO filed with the NASD to request a change in the terms of its membership agreement as follows: (1) to change the Company's status from exempt pursuant to Rule 15c3-3(k)(2)(ii) to Rule 15c3-3(k)(2)(i); (2) to increase the Company's minimum net capital from $5,000 to $100,000; (3) to expand the Company's scope of business to permit the Company to issue account statements directly to customers and to receive funds from customers provided such funds are maintained in accounts that clearly identify those accounts as solely for the benefit of SIDCO's customers. This request was granted on June 15, 2000 and SIDCO's membership agreement changed accordingly.

2. Summary of significant accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of SIDCO and its wholly owned subsidiaries, principally SEI Inc. All significant intercompany balances and transactions have been eliminated.

Revenue recognition

SIDCO earns commissions on securities transactions executed on behalf of its clients. SIDCO maintains its books and records on a settlement date basis, the result of which is not materially different from a trade date basis.

Distribution fees and repurchase agreement program fees revenues are recognized in the period in which the services are performed and are collected in cash. Distribution fees are offset by payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services. Distribution fees on the accompanying consolidated statement of operations are net of $110,927,000 of these payments in 2001.

Cash segregated in compliance with federal and other regulations

SIDCO maintains a special reserve account at a local financial institution for the benefit of its customers. Cash and securities of $10,000,000 have been segregated in this account under Rule 15c3-3 of the Securities and Exchange Commission.

At December 31, 2001, SIDCO had a payable to its clients of $8,445,000, which is included in payable to customers on the consolidated statement of financial condition. Payable to customers represents amounts owed to SIDCO's clients from securities transactions executed on their behalf.

Marketable securities owned

Marketable securities owned on the accompanying consolidated statement of financial condition include $5,044,000 invested in SEI Liquid Asset Trust, an open-end management investment company (money market fund) managed by SEI Investment Management Corporation (SIMC), a wholly owned subsidiary of SEI.

Fixed assets

Fixed assets consist of the following at December 31, 2001:

		Estimated useful lives (in years)
Purchased software	$ 307,000	3
Equipment	364,000	3
	671,000	
Less: Accumulated depreciation and amortization	(445,000)	
	$ 226,000	

Depreciation and amortization of fixed assets are computed using the straight-line method over the estimated useful lives for financial accounting purposes, while accelerated methods are used for income tax purposes.

Foreign currency translation

Assets and liabilities of the Canadian subsidiaries are translated into U.S. dollars using the current rate of exchange at year-end. The results of operations are translated at the average daily exchange rates. All foreign currency transaction gains and losses are included in income in the period in which they occur.

Statement of cash flows

For purposes of the consolidated statement of cash flows, SIDCO considers investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Supplemental disclosures of cash flow information:

Interest received	$	557,000

Management's use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income

SIDCO reports comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with equal prominence as other financial statements.

	Foreign currency translation adjustment
Beginning balance	$ 129,000
Current period change	145,000
Ending balance	$ 274,000

Comprehensive income, after reflecting the gains from foreign currency translation of $145,000, was $18,482,000 in 2001.

3. Net capital requirements:

As a broker-dealer, SIDCO is subject to the net capital rule of the Securities and Exchange Commission. Net capital was $7,164,000 compared to the minimum required capital of $563,000.

4. Income taxes:

SIDCO accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

The results of operations of SIDCO are included in the consolidated federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. The principal temporary differences relate to the timing of recognition of certain revenue and certain accruals and reserves not currently deductible for tax purposes.

Income tax expense consists of the following:

Current:	
Federal	$ 7,729,000
State	2,303,000
	10,032,000
Deferred:	
Federal	3,749,000
State	1,168,000
	4,917,000
	$ 14,949,000

The federal and unitary state income tax expense was calculated by multiplying SEI's federal and unitary state effective income tax rates by SIDCO's taxable income. SIDCO also provided income taxes on a separate company basis for states which do not allow a unitary filing. The provision recorded approximates SIDCO's current and deferred tax expense had SIDCO filed a separate tax return.

Pre-tax income was generated by domestic and foreign operations as follows:

Domestic income	$ 33,273,000
Foreign income	13,000
Total pre-tax income	$ 33,286,000

The effective income tax rate differs from the federal income tax statutory rate for the following reasons:

Statutory rate	35.00%
State taxes, net of federal tax expense	6.78%
Items not deductible for tax purposes	3.13%
	44.91%

At December 31, 2001, the current and long-term deferred income tax assets are $552,000 and $210,000, respectively. Of these amounts, $164,000 of deferred state income taxes is shown on the accompanying consolidated statement of financial condition and relates to states in which a unitary filing is not allowed. The remaining amounts have been netted against the receivable from parent account on the accompanying consolidated statement of financial condition. There is $147,000 of income tax receivables due from certain states at December 31, 2001, which are reflected in other assets on the accompanying consolidated statement of financial condition.

The net deferred tax asset is comprised of the following:

Current deferred taxes:	
Gross assets	$ 552,000
Gross liabilities	—
	552,000
Long-term deferred taxes:	
Gross assets	210,000
Gross liabilities	—
	210,000
	$ 762,000

The tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

Accruals and reserves not currently deductible for tax purposes	$ 253,000
Book/tax difference of recorded assets	210,000
Revenue recognized in different periods	299,000
	$ 762,000

5. Securities transactions:

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

6. Commitments and contingencies:

SIDCO has several operating lease agreements, primarily for the rental of office space. Rental expense for 2001 under the leases was $783,000. These leases are month-to-month leases and, accordingly, there are no future aggregate minimum rental payments under the leases at December 31, 2001.

In the normal course of business, SIDCO is a party to various claims and legal proceedings. The management of SIDCO, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon SIDCO's financial condition or results of operations.

7. Related party transactions:

SIDCO is a party to Distribution Agreements with several RICs, which are advised and/or administered by SIMC. SIDCO receives a fee from the RICs for distributing shares of the RICs. All distribution fees revenue on the accompanying consolidated statement of operations is earned from such RICs. Distribution fees for 2001 were $49,209,000.

Certain costs are allocated by SEI and its affiliates to SIDCO for office space, overhead, data processing, employee benefits, and other general and administrative expenses. Expenses in 2001 include $25,193,000 of costs allocated from SEI and its affiliates.

The net effect of intercompany transactions is reflected in receivable from parent on the accompanying consolidated statement of financial condition. In addition, all domestic trade obligations incurred by SIDCO and outstanding at December 31, 2001 have been assumed by SEI. At December 31, 2001, these obligations totaled $24,994,000 and have been netted against the in receivable from parent account on the accompanying consolidated statement of financial condition.

SIDCO has a royalty agreement with SEI Investments Developments, Inc., a wholly owned subsidiary of SIMC, whereby SIDCO pays SEI Investments Developments, Inc. an amount equal to eight percent of the revenues derived from the use of the SEI trademark. The payable to SEI Investments Developments, Inc. from SIDCO has been netted against the receivable from parent account on the accompanying consolidated statement of financial condition. Royalty fees in 2001 amounted to $9,754,000 and are reflected in royalty fees on the accompanying consolidated statement of operations.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SEI INVESTMENTS DISTRIBUTION COMPANY as of 12/31/01

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 44,216,000	3480
2. Deduct ownership equity not allowable for Net Capital			(--)	3490
3. Total ownership equity qualified for Net Capital			44,216,000	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			--	3520
B. Other (deductions) or allowable credits (List)			--	3525
5. Total capital and allowable subordinated liabilities			$ 44,216,000	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$36,714,000	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
D. Other deductions and/or charges - Excess Deductible - Bond	37,000	3610	(36,751,000)	3620
7. Other additions and/or allowable credits (List)			--	3630
8. Net capital before haircuts on securities positions			$ 7,465,000	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	301,000	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(301,000)	3740
10. Net Capital			$ 7,164,000	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SEI INVESTMENTS DISTRIBUTION COMPANY as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6-2/3% of line 19)			$ 563,000	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 563,000	3760
14. Excess net capital (line 10 less 13)			$6,601,000	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$6,320,000	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Amount	Code
16. Total A.1. liabilities from Statement of Financial Condition			$8,445,000	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$8,445,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line10)			% 118	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 118	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEI Investments Distribution Company

Schedule of nonallowable assets
As of December 31, 2001

(in thousands)

Receivables from customers, net	$	2,098
Receivables from non-customers		2,457
Receivable from parent		31,055
Dividends and interest receivable		22
Fixed assets		226
Deferred state income taxes		164
Other assets		692
	$	36,714

SEI Investments Distribution Company

Notes to supplementary schedules
As of December 31, 2001

No material differences exist between the audited Computation of Net Capital (Schedule I) and the Computation of Net Capital included in the Company's unaudited December 31, 2001 amended FOCUS Part IIA filing.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SEI INVESTMENTS DISTRIBUTION COMPANY as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (choose one only)
   A. (k) (1)--$2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k) (2)(A)-- "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]
   C. (k) (2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ________ [4335] [4570]
   D. (k) (3)--Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
N/A [4600]	[4601]	[4602]	[4603]	[4604]	[4605]

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

SEI Investments Distribution Company and Subsidiaries

Reconciliation to form X-17A-5 Part IIA
As of December 31, 2001

(in thousands)

A reconciliation of the amounts reported herein to amounts reported by SIDCO on Part IIA of Form X-17A-5, as amended, filed with the Securities and Exchange Commission for the year ended December 31, 2001, is as follows:

	Part II of Form X-17A-5	Additional subsidiaries	Eliminations	Consolidated financial statements
Assets:				
Cash and cash equivalents	$ 344	$ 69	$ —	$ 413
Cash segregated	10,000	—	—	10,000
Receivables from customers	2,098	7	—	2,105
Receivables from broker-dealers	559	—	—	559
Receivables from non-customers	2,457	—	—	2,457
Dividends and interest receivable	22	—	—	22
Marketable securities	5,044	—	—	5,044
Deferred state income taxes	164	—	—	164
Receivable from parent	31,055	(2,679)	2,541	30,917
Fixed assets, net	226	—	—	226
Other assets	692	7	—	699
	$ 52,661	$ (2,596)	$ 2,541	$ 52,606
Liabilities:				
Payable to customers	$ 8,445	$ —	$ —	$ 8,445
	$ 8,445	$ —	$ —	$ 8,445
Shareholder's equity:				
Common stock	1	798	(798)	1
Capital in excess of par value	5,309	—	—	5,309
Retained earnings	38,577	(3,339)	3,339	38,577
Cumulative translation adjustment	329	(55)	—	274
	44,216	(2,596)	2,541	44,161
	$ 52,661	$ (2,596)	$ 2,541	$ 52,606


ANDERSEN

Report of independent public accountants

To SEI Investments Distribution Company:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of SEI Investments Distribution Company and subsidiaries for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications, and comparisons; (2) Recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Philadelphia, Pa.
January 31, 2002